Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, participated in a panel discussion hosted by Blockchain Builders Fund on August 12, 2025. A recording of the discussion was released on September 25, 2025. The following is a partial transcription of the interview, which was made available after the market close on September 25, 2025:

Panel Moderator: Awesome. Thank you guys for a great panel. So next we have actually a very interesting killer panel and a very relevant topic given the market condition on digital asset treasuries, which is very popular. So, also ask people who are standing in the back even to listen to the talk. Please sit down as we have some seats available. So next, let's welcome to the stage Tom Lee, Marco Santori, Joseph Shalom, Andrew Keys, and David Grider. The topic will be on digital asset treasuries. Thank you.

David Grider: Good morning, everyone. Today, we have a very exciting panel on digital asset treasuries. And on stage with me, we have three of the largest Ethereum digital asset treasuries, as well as a participant who’s on the largest Solana treasury and one of the largest investors in digital asset treasury space. I’m David Grider, I’m a partner at Finality Capital. I’m your moderator today. I run our liquid fund, and we’ve been active investors in digital asset treasury space. And I’ll kick it over to my panelists to give a brief introduction. Andrew, let’s start with you.

Andrew Keys: Good afternoon, everyone. Andrew Keys here. I’ve been in the Ethereum ecosystem since it started. Helped build a company called Consensys that created three of the eight implementations of Ethereum. The most used wallet MetaMask and a ton of the developer apps and also created a commodity pool operator and commodity trading advisor registered with the CFTC, named DARMA that has managed institutional staking for billions of dollars of Ether since the inception of proof of stake, and now run The Ether Machine, which is an institutionally focused vehicle for active management of Ether and Ether-denominated yield.

Joseph Shalom: Hi, I’m Joseph Shalom. I’ve been the CEO of SharpLink Gaming, an ETH first treasury strategy for the past two weeks. My previous 20 years were at Blackrock, where I had the pleasure of scaling some of the largest buy-side technology platforms and in the last couple of years, having helped launch the largest exchange traded funds in the world, raising about $100 billion in Ethereum, Bitcoin and tokenized assets. And our goal is to be the largest and most trusted ETH treasury strategy.

Marco Santori: I’m Marco Santori. I was the chief legal officer for Kraken for five years, and then just a few months ago, I joined Pantera. And I’m a general partner at Pantera. Pantera is the most active investor in digital asset treasury companies, DATs out there in the market today, and for sure the most long-standing. In fact, the very first deal that I brought to Pantera as a general partner was the DeFi Development Corporation, which is the DAT that started it all after MicroStrategy on the Nasdaq. And that’s what we’re here to talk about today.

Tom Lee: Hi. My name is Tom Lee. I’ve got a couple of roles. I’m the founder of Fundstrat, which is a research firm that talks about macro markets and crypto. And I’m chairman of BitMine, which is an ETH treasury company.

David Grider: All right. So, to set the stage, let’s talk about what makes Ethereum an ideal treasury asset, and maybe even compared to others. And I’ll open this up to whoever wants to answer that on the panel.

Andrew Keys: Happy to. So, I think to juxtapose it against Bitcoin, Ether has intrinsic yield, which is very important when considering the productive management of an asset. And when considering a treasury asset, one typically compares it against the ETFs. There is a technical nuance within Ethereum, called the withdrawal queue, where in an ETF, they’re only able to stake at 50% capacity because they need 24-hour redemption. And with Ethereum, if many were to unstake at the same time, the withdrawal queue could grow from a week to six months or a year. And because of that the ETFs are only going to be able to stake at this 40, 50, 60% capacity. And with Ethereum, you can have participation in staking at full capacity, plus restacking and participation in the decentralized financial economy. So if you think about Ethereum as a perpetual bond, the yield that you can generate from staking, restocking, and DeFi is probably 3 or 4 times that of holding it in an ETF and then infinitely more than holding it spot and not availing yourself to any yield.

Joseph Shalom: I would just add, we believe this is not an Ethereum trade, and I want to say that again, it is not an Ethereum trade. It is a long-term macro opportunity. And what do I mean by that? Over the past dozen-plus years, the crypto asset class has about 4, 4.5 trillion of market cap. That is really important. What’s coming next beyond stablecoins is tokenized real-world assets. If you think about tokenizing US equities and you see the participants who are coming today, that is a $100 trillion market opportunity. It is not going to work on the current centralized rails. It needs to be trusted, decentralized, programmable, instantly settable. And if you believe that truth, then fundamentally, who are you going to bet on? Ethereum has almost nine times the economic activity as the next largest chain. If you believe that this is a once in a lifetime long term opportunity, and as Andrew just described, you can get that exposure in different ways. But if you believe this is a long time j-curve opportunity, you’re early in the process and you want to accumulate as much as possible. And that is our mission. Accumulate, accumulate, accumulate, stake and compound and then be a positive force in the Ethereum ecosystem. It’s a long-term Ethereum investment opportunity.

Marco Santori: Yeah, I mean look it is an investment opportunity. Let’s be clear about that right. This sounds a little salesy if I’m being honest. It’s just my honest reaction to this. Like what this is a trade. DATs are treasury companies are for everybody and anybody who has no intention of using the underlying tokens. If you do, you should not be putting your money into a treasury company. You should be out there using them for Bitcoin, for example. Lots of ways to use Bitcoin, including saving it and just holding it. In case you have to be part of a diaspora and get the heck out of conflict zone, right? A great reason to hold and do nothing with Bitcoin, but it’s still using it for Ethereum. If you’re not going to use it as gas and you’re just holding spot Ethereum because it’s an investment, because you think you’re going to turn your dollars from $1 into two, you’re working against yourself. It’s absolutely preposterous to hold onto spot Ethereum when there are DATs out there where you can invest in talented management teams whose, as you just heard, their sole focus is going to be to go out there and get you more of that Ethereum per share. It’s the same thing with Sol per share for the DeFi Development Corporation, a treasury company that I’m on. The underlying is important, right? Because you have to believe in the trajectory of the underlying. But at the end of the day, what’s happening here is a trade. What’s happening here is you getting along for the ride to turn your dollars into more dollars. And I think you got to be honest with yourselves about that if you’re interested in treasury companies. But if you want to use these things like I have been doing for the last 12 years in crypto, if you want to use your underlying crypto, you shouldn’t be kidding yourselves about a DAT. Don’t be buying stock in a in a in a publicly traded company, you should be holding the underlying, installing and using MetaMask, right? For the guys who have the tight relationships, um, with consensus, you should be using this stuff as gas on DeFi, swapping, bridging, etc. That’s why we’re all here at the end of the day, right?

Andrew Keys: Well, can’t you have your cake and eat it too? I mean, people can invest in ExxonMobil, and they can put gas in their car. So I think that, you know, it’s just proportionate, you know, and invest in commodities.

Marco Santori: Yeah for sure. And people holding like spot Bitcoin right. There’s plenty of folks who will hold spot Bitcoin because they do plan to use it. And then there are some who say well you know what. This does have an investment component to it. These assets do have investment elements to them. So maybe I should be doing both right. Maybe I should have a little bit that I use. And I also think this stuff is going to be going up in value. And I want to accrete more of it. I think that’s where treasury companies come in as part of that strategy.

David Grider: So speaking of going up in value, Tom, this one’s for you. You’ve put out I think it’s $60,000 price target on Ethereum. Can you just walk us through your rationale as a macro investor what the thesis is?

Tom Lee: Yeah, there’s a couple of ways to get to fair value for ETH. I mean, to me, the simplest thing to keep in mind is that I’m a fan of Bitcoin because I think it does store value exceptionally well, but I see many story arcs that are making Ethereum the biggest macro trade over the next 10 to 15 years. The first sort of path is that Wall Street is financializing onto the blockchain. Um, we’ve got the ChatGPT moment with stablecoins and now the GENIUS Act. And then secondly is of course Project Crypto with the SEC. But Wall Street is going to move on to the blockchain at the same time that AI and robots are really trying to develop a token economy. And we may see that on Ethereum. So I think Ethereum is the place where Wall Street and AI are actually going to be building a lot of products. So our view of $60,000 ETH is really just a simple sliver of that. Just saying that if Wall Street builds a lot of banking activities and just 20% of that share is on Ethereum, and then Ethereum captures a similar share of payment rails. That’s going to actually value the Ethereum network at around $60,000 per ETH. So that gives no value to a global market developing, because our view is really just tracking it in the US and of course with AI. But another simple way to look at ETH at 60,000 is just to literally look at ETH at the 2017 lows and the magnitude of the move it made, which was more than a 10x. The reason I think that’s happening is that in 2017, that was the Bitcoin moment when Wall Street discovered Bitcoin. And I think now this is the Ethereum’s 2017 moment where Wall Street is discovering ETH. And a similar magnitude move would take you to 60,000.

Marco Santori: Can I just say I that’s really interesting. I actually haven’t heard that before. 2017 was Wall Street’s Ethereum moment. It’s an interesting date. Ethereum just came into being shortly before that. It’s interesting that when Wall Street started to understand Bitcoin, there were no alternatives. And this is this is a bit of a provocation for Ethereum people in the room. But like there are now alternatives to Ethereum. I’m not one of these one true chain guys. You’ll hear the proselytizing from others I think on this half of the panel. But this time around there are alternatives to what Wall Street is discovering. I think that’s fascinating. As an as an investor, right? I’m not a true believer. I do believe this is largely financialized. But for the first time in this sort of discovery cadence, there’s Wall Street is discovering a Coke and Pepsi moment. This is like, this is a Coke and Pepsi moment. Wall Street is discovering alternative approaches to the same goal that they have, because Wall Street doesn’t care about Ethereum. Come on. Wall Street cares about Wall Street writ large if you can talk about them as one monolithic class. They care about faster transactions, cheaper transactions. They care about trustless environments, composability and smart contracts. Business logic that can’t be interfered with by malfeasant third parties. They don’t care about Ethereum, and this is the first time where it’s not really just Ethereum that they’re discovering, is it?

Joseph Shalom: I would take the other side of that because I came from 20 years in in asset management. They care about all those things, but they care about two things that matter most when you’re making seismic shifts. They care about security and they care about availability. And the Ethereum ecosystem has the strongest security. Us accumulating all this ETH and deploying it can be used to further secure. And when you think about moving $100 trillion on chain availability, longevity and security matter a lot more than the newest flashy chain that might have run fast on Meme coins. And I know it because when we launched the largest tokenized fund in history, we did it first on public Ethereum not because we were paid, but because it was the most secure and adopted. And that matters a lot to long term investors. Before you get into speed and tradability and scale, they like security, longevity and knowing that it’s going to be around for a while. That’s my inside scoop on why Ethereum will be the chosen chain.

Andrew Keys: And I just add to that, the Financial Accounting Standards Board has a definition of high quality liquid assets (HQLA). And in terms of HQLA, there’s about 250 billion stocks, bonds, stablecoins, etc. 90% of that is settling to Ethereum today. Next is 9%. And then there’s this long tail. And I believe that you’re seeing just the data and we can debate all of this. But the math, the data, the evidence is showing that Ethereum has gravity law dynamics similar to Google with search where 90% of searches happen on Ethereum. And, you know, maybe Askjeeves gets 1% of searches and gets 1%, etc.. So we’re seeing that I think that’s important. And then kind of two technical constructs, uptime and diversity of clients is important. This thing has been up and running for ten years, nonstop. There are nine implementations of Ethereum that form consensus. And in terms of decentralization, it’s not one of these assets that have, you know, the majority is owned by a venture capital fund with a threat vector in a specific data center. So you can actually have institutions like Blackrock or nation states trustlessly interact with it. And I think that when you get to these technical variables, they do matter. And I think Joe can attest to that.

David Grider: All right. One more prediction very quickly. I think the that’s today maybe own a little less than 2% of ETH supply one year from now. Does anyone want to take a guess or a prediction at what percent will be owned by digital asset treasuries overall?

Andrew Keys: Tom’s going to own it all.

Tom Lee: I’m sure that there’s a utility curve, like where you don’t want the treasuries to own too much of Ethereum. In Bitcoin though, it’s shown that that’s a pretty high number, because MicroStrategy is well on its way to getting 5% of Bitcoin. And then there’s everybody else. But what he’s done has created a sustained premium because he has a sovereign put right. Someone will want who wants to get a million Bitcoin a government will actually probably buy MicroStrategy. So if the number today is 2%, David. And we know Ethereum’s inflation supply is much lower than Bitcoin, so that means it’s actually more scarce. I think it’s going to get very expensive if the DATs collectively get to like 6 or 7%. I mean that’s they’re going to be buying Ethereum at, you know, 60,000. It’s going to get very expensive.

David Grider: Now, Michael Saylor is famously committed that he’s not going to sell any of his Bitcoin. And I’m going to make this a little provocative for each of you on the stage. Can I ask, will you commit that you won’t sell your ETH today if the premium goes below Nav, unless you’re legally required to do so?

Andrew Keys: So, no, we’re maniacally focused on shareholder accretion of Ether concentration. So first and foremost, we are going to acquire as much of this as possible. But in the unlikely event that there was a negative mNAV, we would sell ether to acquire more shares to further increase our Ether concentration. And then personally, I’ve got kids I got to put them through college, I got an expensive wife, and you know, life’s life.

Joseph Shalom: I too have an amazing wife. She might be less expensive. If you believe, as we do, that this is a long term investment opportunity. The goal is to accumulate, accumulate, accumulate, And not to constrain ourselves with artificial decisions right now. If it’s going to get really expensive, you want to accumulate as much as you can right now. And that is our goal. And to do it in a way that’s great for shareholders, but also to promote the ecosystem. This is a long term holding trade.

Marco Santori: David, all these guys are dodging your question. I can commit today in front of all these people. Right hand to God, left hand on the Bible, that the DeFi Development Corporation will not sell any of its Ether.

David Grider: Strategy pivot coming.

Tom Lee: And BitMine will not ever sell its Solana.

David Grider: Tough crowd here. You know, let’s talk about that regulatory environment. How did we get to the Treasury code model? Marco, just for you.

Marco Santori: Yeah, sorry, it’s just loud.

David Grider: How did we get to the Treasury code environment from a regulatory perspective?

Marco Santori: Yeah. So, none of this could have happened last year, right. This is one of the most obvious consequences of the Trump administration. And that like the last SEC would never have permitted this. And what we’re seeing now, why we’re seeing this flood of treasury companies on the market today is not because it’s a flash in the pan. It’s not because it’s a fad. It’s because it’s a coiled spring that’s just been released. And what we’re seeing is that first push out into the market. There’s something real going on here. That’s been held back by the prior administration. The prior administration, particularly the Gensler SEC quite famously sued Kraken after I testified that the SEC after I testified before Congress that the SEC would, in fact, have to give up jurisdiction to the CFTC in order for credible regulations to cover this industry. They famously sued Kraken 24 hours later after that testimony. It was a vindictive administration. It was a politically motivated administration that is now out of power. And so we’re seeing at least four years of progress all packed into one spring, one summer, a fall, and, you know, maybe a little bit of a spring again into one year. We’re seeing four years of progress compressed into one year. But what I expect to see, just stepping back and putting on my venture hat for the moment is once this first push has mostly materialized, I think this is actually going to be durable. I think this is going to continue for a long time, but we’re going to start seeing more of a venture like cadence, more of an IPO like cadence where I’m not doing six of these a week from an investor’s perspective, right. Where I’m maybe doing, you know, six of these a quarter and then 12 a year and, you know, so on and so forth. Because at the end of the day, what treasury companies are doing is selling to Wall Street and Wall Street right now, just retail investors long like big funds analysts. They’re not looking too hard past the top 20, top 40, top 50 assets. And that’s not just because they have blinders on. It’s because at the end of the day, these things are new introductions to the public market. And people have to want to buy them. They have to want the underlying assets that’s driving all this. And that education process takes time for each underlying asset.

David Grider: Joseph, do you very quickly talk to us a little bit about the differences and the advantages of DATs versus an ETF, and what those conversations are like with institutions?

Joseph Shalom: Can you repeat the question?

David Grider: Can you talk to us about what the advantages are and the differences between DATs and ETFs and what those conversations were like with institutions?

Joseph Shalom: So I think it starts with education. Bitcoin took at least 4 or 5 years for institutions to understand A) that they’re real. B) they’re a store of value, and C) they’re a diversifier in a portfolio. Like people are not buying this largely to speculate and trade the real money wants to understand where it is in the portfolio. Ethereum has taken longer. We’ve been speaking to institutions about Ethereum for the same amount of time. They were all focused on Bitcoin, and I think now we’re having Ethereum moment, which is the confluence of two things. They want to understand this as a second asset. And importantly, they are going to be moving their assets on chain. And they understand this is a macro long term trend similar to what the internet was. And they don’t want to miss out. But it really took a long time to educate. The ETFs were a first incredible product. I’m proud of what we did last June at Blackrock launching a Bitcoin ETF. It has $86 billion of assets from people who did not hold the asset exposure before. Last July, we launched an ETF. These are first time buyers of this asset. And as much as people fear that it’s centralizing, I think for the asset it’s better to bring new entrants in. But at the end of the day, I think Andrew did a great job explaining the ETH ETF is a great product, but it cannot stake. And when it can stake, you will not get the full yield. And if you’re in it for the long run, own it in a vehicle that will fully stake and will compound that yield to you. In addition to the capital appreciation, they’re all good products. We believe the DAT and owning it in a public equity is a superior product from a returns perspective today.

David Grider: So generating the compounding and the growing the innovate per share. Um, switching to this topic, maybe on the issuing side, going to market. Andrew, you took a different path to launching your DAT in terms of a public structure than some of the other folks on the stage. Maybe tell us about that difference and the distinction and the way you’re approaching it.

Andrew Keys: Sure. So an institutional ETF came to me that wasn’t Blackrock because we ran a commodity pool operator that was staking institutional size of Ether already and basically wanted me to market make their undertaking yield time due to this withdrawal issue. And basically, I started to understand that delta that these ETFs weren’t going to be able to stake at full capacity. And then I said, well, if that’s not the right way to do this, a public vehicle like MSTR but for Ethereum would make more sense. And with Ethereum, unlike Bitcoin, you can actively manage staking, restaking and DeFi. So then there is basically kind of two decision trees that we went through. So ETF versus a public vehicle. And then when we look at public vehicles, I broadly speaking, I would say there was the SPAC route or the shell route, the reverse takeover shell company. And I wanted to deploy my own personal capital into a vehicle. I wanted to lead by example, not suggest anyone do something that I wouldn’t do personally. So, I deployed 170,000 Ether personally into to this vehicle. And when I was looking at the shells, it was kind of like, pick your poison. It was a dying biotech. It was a, you know, any type of dying microcap company that you would have to keep the existing management on. You would have to keep the existing debts. You would have to deal with existing liabilities. You’re seeing some of these shell companies that are saving money to deal with litigation that the shells may have statutes of limitations on. So if I was going to deploy capital into a vehicle, I didn’t want it to be 80% Ether and 20% of the legacy operating business of a dying micro-cap. So, I went down the path of creating a de novo entity and doing a business combination with a non-operating special purpose acquisition company. The devil’s advocate that position. I’m in a what I would call kind of a SEC purgatory where it’s going to take 60 to 90 days for us to go through the business combination S-4 blessing process, but we can still raise privately. And I think what that will avail us to in the end is when we’re through that, we’ll probably be the first to market with essentially a pure play, clean vehicle that has a Big Four auditor. And if you understand kind of the economics of this, there’s only so much ATM equity that I believe can be sold without shareholder dilution. What really propelled MSTR from single digit billions to into multi billions was the employment of convertible debt and preferred shares. And if you understand kind of the how the counterparties that acquire that convertible debt and those preferred shares operate, they basically have to underwrite paper. And in the end these treasury vehicles become paper to these large hedge funds and convertible note buyers. And I think that our goal would be to be kind of that cleanest paper, because it’s a de novo entity without a pre-existing operating business, without pre-existing liabilities, without having to pay for 2 or 3, you know, two shadow managements to run the business.

David Grider: In the last couple of minutes, we have let’s talk about when things go bad. We’re in a great market right now, but let’s talk about what happens during a market downturn, whether that’s with leverage or whether that’s with potentially selling or not selling with, uh, and what are some of the strategies let’s talk about that you can employ to still grow value per share. And this is open to the panel. And I’ll let you guys answer.

Andrew Keys: Happy to take it. Our CEO is a gentleman by the name of David Merrin, who was head of strategy at Consensys. He did ten bolt on M&A acquisitions with private company stock, and he’s going to have public company stock, which is going to be much more liquid to essentially acquire cash flow accretive businesses. So you could think of things like custodians that can generate ETH-denominated yields in an operating business that we could acquire. You could also think of digital asset treasuries that due to the fact that they have preexisting liabilities, etc., trading at a negative multiple to Nav, and we could potentially roll those up.

Tom Lee: Yeah. I mean, I might just add to what Andrew’s saying, which is, you know, the stock market’s very smart. Um, you know, the public didn’t understand Tesla for a long time, but then they realized it’s about Elon Musk and scarcity. And the same thing with Palantir that institutions kind of dismissed it, uh, because they thought it was a retail stock. But then of course, they discovered Palantir basically does magic. I think within the treasury space, MicroStrategy has proven that the scarcity is what makes his premium durable, right? He commands a multiple compared to even the second or third largest Bitcoin treasuries. So I think in there is going to be, you know, a cycle where capital will be harder to raise. And so it’s important for all the treasuries on the Ethereum side to create their own scarcity. For BitMine, our first principle is a pristine balance sheet. You know, we have no debt. Well, there was $1 million of legacy debt, but that’s all. The company is essentially a debt-free, pure equity company. And I think that’s a real advantage because it allows us to with high velocity at Ethereum, you know, we had $4 of Ethereum when we first started. It’s now over $30 today, which means we’ve outperformed any Ethereum ETF because we’ve added like what is that like seven times your ETH holdings in just a month. So when that period comes where it’s scarce, then I think it’ll make sense for companies to consider merging essentially.

Joseph Shalom: I would just say we’re a long term directional bet on ETH. So when the price goes up and down, we are subject to that. And so to survive a downturn today, you got to do institutional grade risk management and not gimmicks. And to be as transparent as possible at SharpLink, we report every week our share outstanding. So investors understand what our multiple to Nav is. They can calculate it themselves. So the best way to stay out of trouble in a downturn is to be transparent. Don’t use any gimmicks and be institutional grade when it comes to risk management. And I’m betting on everyone on this panel to be successful. That is our win.

David Grider: Well, I think that’s all the time we have. And I want to thank our panelists.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.